Exhibit 99.6

Amended 2014 Ethics Policy

TELUS ETHICS POLICY

February 2014

TELUS Ethics Policy

Table of Contents

Introduction	4
Responsibilities	5
Team TELUS	5
Compliance/Exceptions	5
Leaders	6
Team members with roles regarding internal controls and financial reporting and disclosure controls	6
Members of the TELUS Board of Directors and other team members who represent TELUS as directors on other organization boards	6
Ethics office	6
Integrity Work Group	6
Ethical Decision Making	7
1. Questions to Ask Yourself	7
2. Review Guidelines and Policies	7
3. Talk to Your Leader	8
4. Expert Assistance	8
5. TELUS EthicsLine	8
6. Last Resort Resolution	10
Ethical Guidelines	11
Information of Team TELUS and other Parties	11
Privacy of Communications	11
Confidentiality of Information	11
Integrity	13
Personal and Corporate Integrity	13
Compliance with Laws	13
Competing Fairly	13
Dealing with Governments	14
Proprietary Rights and Assets of Others	15
Human Rights	15
Health and Safety	15
Involvement in a legal matter	16
Environment	16
Political Activities	16
Improper Influence on the Conduct of Audits	17
Company Assets	19
Company Information	19
Public Disclosure	19
Business Records	20
Financial Transactions	20
Property	20
Intellectual Property	21
Personal Use of Communication Devices	21
Conflict of Interest	24
Relationships	24
Outside employment and activities	25
Future Business	25
Information	26
Insider Trading	26
Gifts and Benefits	26
Dealing with Suppliers	30
Selecting Suppliers	30
Adherence to applicable TELUS policies	30

All TELUS team members:

Central to TELUS’ purpose is to make the future friendly for our stakeholders.  One of the critical elements in realizing this ambition is to ensure our individual and collective reputations are beyond reproach. How we work is just as important as what we do. Our goal is to demonstrate the highest level of ethics and integrity in all our dealings with all stakeholders (customers, shareholders, suppliers, team members and our communities).  This is a corporate priority and a shared responsibility for all TELUS team members as each one of our actions and decisions affects our company and its reputation.

This Ethics policy outlines the responsibilities and guidelines that describe the ethical standards expected of all team members. In addition, it provides a decision-making process supporting the resolution of ethical issues and identifies members of the TELUS team who are available for help and advice. Case studies are provided to illustrate how ethical responsibilities and guidelines apply in everyday situations.

Please read this document carefully and make its ethical guidelines an integral part of how you conduct business at TELUS. You play an important role in representing our organization. Guided by these ethical standards, we build trusted relationships with our customers, shareholders, suppliers, fellow team members and the communities in which we live, work and serve.

Darren Entwistle

President and Chief Executive Officer

John Gossling

Executive Vice-President and Chief Financial Officer

Josh Blair

Executive Vice-President, Human Resources and Chief Corporate Officer

Introduction

This Ethics policy (the policy) applies to TELUS Corporation and all of its subsidiaries (TELUS or the company), and to all members of the Board of Directors, officers and employees of TELUS (referred to as Team TELUS or team members).  The policy constitutes a term of the employment contract of all TELUS employees.

It is not intended that there be any waivers to this policy. In the unlikely event that a waiver is considered and granted for an executive officer or member of the Board of Directors, it must receive prior approval by the Board of Directors or its delegate.  The delegate must be a Board committee.  In such circumstances, any waivers granted to an executive officer or member of the Board of Directors must be disclosed, subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information. In the unlikely event that a waiver is considered for team members other than an executive officer or a member of the Board of Directors, prior approval must be received from the Executive Vice President - Chief Legal Officer & Corporate Secretary together with the Vice President Risk Management & Chief Internal Auditor and must be promptly reported to the Audit Committee of the Board of Directors.

Team members are reminded that TELUS reserves the right to revoke or amend any terms of the policy as is required by the needs of the business.  TELUS will notify team members of any amendments to the Ethics policy prior to the changes becoming effective. Nevertheless, team members are required to periodically review this policy (at least annually) to remain familiar with its terms.  To assist this review, team members are required to complete the Integrity training module each year.

This policy is available on the Company’s intranet and is publicly available at about.telus.com/governance/ethics.html.

Responsibilities

Team TELUS

All members of the TELUS team are expected to act honestly in all their dealings, comply with the laws and regulations governing our businesses, and maintain an ethical work environment. This standard requires that each member of our team understand and apply the guidelines in this policy to everyday actions and decisions.

At TELUS, we not only do things right, but we should strive to do the right things.  Each member of our team takes responsibility for their actions including:

•                  Observance of the guidelines outlined in this and other company policies wherever in the world we are working

•                  Compliance with applicable local laws and regulations

All business activities should be able to stand up to any possible public scrutiny and further investigation if required.

The guidelines in this policy are based upon generally accepted standards of ethical business conduct and applicable civil and criminal laws. The absence of a guideline covering a particular situation does not relieve any of us from the responsibility for acting ethically and within the law.

Compliance/Exceptions

In situations where the right ethical behaviour is unclear, or where there may be the appearance of a contravention of these guidelines, we support each other in seeking advice and clarification.  If you are unsure as to the ethical course of action to take in a particular situation, you should first discuss the situation with your leader (supporting manager) or the applicable department identified in this policy. Team members should retain all documentation and save a written record of the guidance provided by their leader or members of other departments and any decision made in the event there is a future investigation with respect to a potential ethics violation.

If you become aware of a possible violation of the Ethics policy, you are required to report it to the Ethics office.  For more details, please refer to the TELUS EthicsLine section.  Members of the TELUS Board of Directors may also advise the Chair of the Board of potential violations. The Chair will refer the matter to the Ethics office for investigation, resolution and reporting. Possible violation of laws and regulations will be directed to Legal Services for review and investigation.

Failure to act in accordance with the guidelines outlined in this policy may have consequences for the individual, may create potential harm to TELUS’ reputation and brand, and may put TELUS at risk for civil or criminal liability. Individual consequences may include disciplinary action, up to and including dismissal, as well as civil and criminal penalties.  Therefore, please regard the requirement to understand and to act in accordance with the TELUS Ethics policy as a very serious obligation.

Leaders

In addition to the aforementioned responsibilities, TELUS managers (referred to as leaders) have the additional responsibility to:

•                  Be familiar with the TELUS Ethics policy and resolution procedures

•                  Promote and maintain a climate in which honest, ethical and legal business conduct is the norm

•                  Identify any risks of non-compliance with this policy within their area of responsibility and take appropriate steps to address such risks

•                  Encourage open discussion and resolution of all ethical concerns

•                  Maintain, without compromise, our ethical standards in achieving goals and objectives, no matter how important the goal or objective may be

Team members with roles regarding internal controls and financial reporting and disclosure controls

In addition to the above responsibilities, team members who have roles regarding internal controls and financial reporting and disclosure controls have, as outlined in the Policy on Corporate Disclosure and Confidentiality of Information, the responsibility to make full, fair, accurate, timely and understandable disclosure in reports and documents that TELUS files with, or submits to, securities commissions and in other public communications made by TELUS.

Members of the TELUS Board of Directors and other team members who represent TELUS as directors on other organization boards

In addition to the above responsibilities, but subject to the requirement that such individuals comply with their fiduciary obligations as a director of another organization, TELUS Board members have the responsibility to notify the Chair of the Board of TELUS or, in case of TELUS employees who represent TELUS on the boards of other organizations, the TELUS Integrity Work Group, of any potential perceived conflict of interest or other Ethics policy issues which arise during the course of their Board service.  In providing such notice, team members should exercise due-care to ensure that they act in compliance with their obligations to the other organization and, for example, do not disclose to TELUS any confidential information of such other organization.

Ethics office

The Ethics office is established to provide Team TELUS with a resource regarding ethical matters.  This office oversees the Ethics policy, conducts investigations, provides advice on ethical issues and develops and administers ethics training for TELUS’ expected standards of business conduct. The office reports on its activities, including on breaches of the Ethics policy, to the chief executive and financial officers (unless implicated) and to the Human Resources and Compensation Committee (and where appropriate the Audit Committee) of the Board of Directors on a quarterly basis.

Integrity Work Group

An Integrity Work Group supports the Ethics office in overseeing the Ethics policy and quarterly reporting to senior leadership and the Human Resources and Compensation Committee (and where appropriate the Audit Committee) of the TELUS Board of Directors. Members of the Integrity Work Group include representatives from Risk Management, Human Resources, Legal Services, the Compliance & Privacy office and the Chief Security office.

Ethical Decision Making

This policy reflects our commitment to high standards of ethical behaviour in our professional and business dealings. The policy is intended to support open and frank discussion and the satisfactory resolution of ethical dilemmas. We encourage “asking before acting”.

Each of us is responsible for striving to ensure our behaviour is ethical and for taking steps to resolve ethical dilemmas. The guidelines in this policy are provided to assist with ethical decision-making. However, as business becomes increasingly complex, the policy cannot provide guidance about every possible situation.

If you have an ethical issue with which you would like help, follow the process below, stopping at the point at which your situation has been resolved.

1.  Questions to Ask Yourself

Gather information and then determine if the situation you face is an ethical issue. The questions below may help to clarify your situation and ethical action.

•                What is my immediate feeling about this?

•                Does this comply with company policies and procedures?

•                Is this legal?

•                Is this an expected part of my job?

•                How would others perceive this action?

•                Would I or TELUS be embarrassed if this situation were discussed in the media?

•                Would I be putting TELUS or myself at unnecessary risk?

•                What impact would this have on my or the company’s reputation?

•                Is this taking revenue or customers away from TELUS?

•                Does this affect my judgment to act in the best interests of TELUS?

2.  Review Guidelines and Policies

Review the guidelines in this policy and the case studies.  If you need further assistance, consider the following additional policies as they may apply to your situation.

Signing Authority Policy

Corporate Security Policies and Corporate Security Manual

Respectful Workplace Policy

Alcohol and Drug Corporate Policy

TELUS Health and Safety Policy

Employee Expense Policy

Environmental Policy

TELUS Privacy Code

Corporate Credit Card Policy

Corporate Disclosure and Confidentiality of Information

Insider Trading Policy

Records Retention Policy

Social Media Guidelines

Attendance Policy

Workstyles Policy

Code of Conduct for Business Sales Activities

Supplier Code of Conduct

Policy on TELUS and the Charter of the French Language

Anti-Bribery and Corruption Policy

Violence Prevention in the Workplace: Investigation and Reporting Policy

Workplace Accommodation Policy

3.  Talk to Your Leader

Often your leader is in the best position to help you work through the dilemma. Your leader is responsible for supporting open discussion, working through the ethical questions you have, and guiding your access to further assistance as required. In situations where you are uncomfortable talking with your leader, or your leader is unable to help, you should refer to the next level of leadership or seek expert assistance as detailed in the next section.

4.  Expert Assistance

If you have tried the above steps but still have questions, assistance is available through designated subject matter experts in Human Resources, Legal Services, the Compliance & Privacy office, the Chief Security office, Regulatory Affairs and Corporate Accounting & Financial Reporting. Names and contact telephone numbers are listed on the company’s internal website, under Ethics. TELUS International team members may contact their Vice President for Human Resources.

5. TELUS EthicsLine

You may also contact the TELUS EthicsLine to request guidance or make a good-faith report about misconduct or a perceived violation of this policy, another company policy or procedure, or a government law or regulation, questionable business practices, potential fraud or concerns or complaints with respect to any accounting, internal accounting controls or auditing matter.  Reports may be made anonymously.

A good-faith report alleging misconduct must be made promptly after the occurrence of a violation or perceived violation, or after becoming aware of it. This is necessary to ensure a thorough and timely evaluation and appropriate resolution. Failure to file a report promptly may negatively impact TELUS’ ability to evaluate, investigate or resolve the alleged misconduct.

EthicsLine is staffed by live operators from an independent company that reports the call or web contact to TELUS to enable TELUS to respond to your concerns.  It operates 24 hours a day and seven days a week in many languages.  EthicsLine operators forward the report to the Ethics office for review and handling following each call or web contact. Where the report involves accounting, internal accounting controls or auditing matters, EthicsLine operators forward the report directly to the Executive Vice President, Chief Legal Officer & Corporate Secretary, who will, as appropriate, review and assess the seriousness of such report with one or more of:

•                  the Executive Vice President & Chief Financial Officer

•                  the Vice President Risk Management & Chief Internal Auditor,

•                  the Chief Compliance Officer, or

•                  the Audit Committee of the TELUS Board of Directors

and investigate as appropriate.

The Ethics office forwards complaints regarding potential violation of laws and regulations to Legal Services for review and handling.

Phone toll free: 1-888-265-4112 in North America. See website for other international dialing instructions

Web: link from www.telus.ethicspoint.com or company intranet

How the Ethics office handles Inquiries:

The Ethics office will assist team members in ethical decision-making by providing guidance concerning this policy.  The Ethics office may also refer to other subject matter experts within TELUS for assistance.

How the Ethics office handles Complaints:

a)             Assessment of complaint

The Ethics office will assess the nature of the complaint which will be conducted under the direction of Legal Services in appropriate cases.  The following matters for which other remedies exist will not be investigated by the Ethics office and will be redirected as follows:

•                  Labour relations issues – Immediate leader or other members of leadership

•                  Employment matters such as promotions, remuneration, reprimands, suspensions, dismissals, harassment, discrimination - Human Resources

•                  Customer service complaints – Customer Care or Client Care

With the exception of issues relating to union collective agreements, the Ethics office will track all complaints, including those that are redirected to other areas within TELUS for expert assistance, until they are resolved.

b)             Investigation

All complaints investigated by the Ethics office are taken seriously and investigated in a timely manner. Other subject matter experts within TELUS will be engaged as required.  If substantiated, the complaint will be resolved through appropriate corrective action and/or discipline. If you make a complaint and choose to identify yourself, you will be notified when the Ethics office has completed its review. Every effort will be made to maintain confidentiality for those who contact the Ethics office or who are accused of a breach of this policy (although disclosure may be necessary in some cases to effectively conduct an investigation, take corrective action or support legal proceedings). It is expected that all reports to the Ethics office will be made in good faith. Deliberately or recklessly making false complaints will result in disciplinary action.

c)              Protection for Reporting

Retaliation or retribution against a team member for contacting the Ethics office or for assisting or participating in an investigation of a complaint violates our ethical principles and will not be tolerated. If you feel you have been retaliated against, you should contact Human Resources or the Ethics office immediately.

d)             Opportunity to Respond

If it has been found that a team member has breached or has likely breached this policy, the team member will be informed of the complaint in due course. He or she will be provided the opportunity to respond and, where appropriate, to contribute to the correction of the breach.

e)              Reporting of Breaches

Any breach of this policy will be reported to senior leadership with recommendations for action.  Ethical issues reported to the Ethics office will be summarized quarterly and reported to the Human Resources and Compensation Committee (and where appropriate the Audit Committee) of the Board of Directors, together with results of investigations, recommendations and action. The Executive Vice President, Chief Legal Officer & Corporate Secretary will report significant complaints regarding accounting, internal accounting controls or auditing matters directly to the Chair of the Audit Committee of the Board of Directors.

f)               File Documentation

Records of the report and investigation, including contents of meetings, interviews, results of investigations and other relevant material, will be maintained by the Ethics office in a separate file, and managed in accordance with the TELUS Privacy Code and Record Retention policy. Disclosure of information will be strictly limited to a need-to-know basis.

6.  Last Resort Resolution

If an ethical issue remains unresolved, the Integrity Work Group is available as the body of last resort to discuss the issue and guide the resolution of any ethical issue brought forward. Every ethical issue referred to the Integrity Work Group will first be reviewed by a sub-committee of the Integrity Work Group to assess its merits and relevance. If the sub-committee determines, based upon a review of the evidence submitted, that the issue has not been reported in good faith but is frivolous, vexatious or made in bad faith, it may recommend to the Integrity Work Group that no further action be taken. The Integrity Work Group will review the recommendation from the sub-committee and make a decision whether to assess the merits of the issue or determine that no further action be taken. A decision that no further action be taken will be reported to the Human Resources and Compensation Committee and to the Audit Committee of the Board of Directors.

Ethical Guidelines

Information of Team TELUS and other Parties

Privacy of Communications

As a telecommunications service provider, we may have access to content of communications transmitted on our facilities.  We protect the privacy of customer communications, ensuring no tampering, intrusion or disclosure except as authorized by law. This includes ensuring that the content, nature and existence of telephone calls and data transmissions are not released to third parties.

A team member may intercept a private communication only when such interception is necessary for the purpose of providing the service, for the purpose of quality control checks, to protect the company’s facilities from fraudulent abuse, or when otherwise authorized by law.

If a team member comes across a suspected illegal activity (e.g. child pornography) in the course of their work, they should report it immediately to the Chief Security office which will determine the appropriate course of action such as reporting to the appropriate authority.

In order to comply with privacy laws, protect confidential information and maintain a respectful workplace, team members must not record workplace conversations or take photographs or videos in the workplace with a recording device or camera (including, but not limited to, a smart phone) without either obtaining prior consent from all parties included in the recording, photograph or video or prior authorization from their leader or other TELUS management.  Team members should contact their leader or the Ethics office for further information on recording workplace conversations.

Confidentiality of Information

We respect and protect the confidentiality, security and integrity of the information of others whether it belongs to customers, team members, suppliers or competitors.  The definition of “customer” includes our direct customers, customers who are also our competitors, third party customers (customers of our customers), and may include team members who are also our customers. All customer and team member personal information is confidential and may not be disclosed except as outlined in the TELUS Privacy Code and as permitted by law or by applicable regulations.

Access to customer, supplier and team member personal information is strictly controlled on a “need to know” basis and is used for legitimate business purposes only.  The TELUS Privacy Code and related practices set out guidelines for managing customer and team member personal information. Various areas of the company may have additional supporting management practices in place. Refer to your leader for more information.

Case Studies

Problem

My friend calls me at work in the Call Centre to ask me to look up the address and phone number of a TV personality since this information is not listed in the public directory.  Should I look this up and provide the information?

Action

Absolutely not.  Unless you have a legitimate business reason to look up the information, you should not even access this customer’s account and should certainly not provide the requested information to your friend.

Problem

My next-door neighbour is a good friend of the family of one of my former team members who now works for a different leader.  My neighbour asks me how this team member is doing.  I explain that he no longer works on my team and is away from the office on stress leave.  Should I have discussed my former team member’s status with a close family friend?

Action

No.  It is not appropriate for you to discuss the status of your former team member even though you know your neighbour is a close family friend.  Team members are reminded that, as a general rule, it is inappropriate to disclose personal information of our employees for non-work related purposes.  Of particular concern is sensitive personal information such as health or financial information and information about disciplinary action.  This is contrary to our Privacy Code.

Problem

Today I had a challenging experience with a customer and I could not make them happy.  I have my own blog on our intranet and would like to post my experience so that I can get suggestions from my team members on how to handle similar situations.  Should I post this?

Action

Soliciting feedback from your team members is an excellent idea; however, you should act cautiously.  Even though you are posting this internally, you must protect the privacy of your customer.  Review what you intend to post to ensure you are not identifying your customer and, if in doubt, discuss with your leader before posting.

Problem

My sister is in a marital dispute with her spouse.  Is it acceptable to help her by looking up the calling and account details of her spouse?

Action

Absolutely not.  Unless you have a business reason to look up the information, you should not even access this customer’s account and should certainly not provide the requested information to your sister.

Integrity

Personal and Corporate Integrity

Individually and collectively, our personal integrity supports the honest use of time, funds and property in ethical dealings with co-workers and others. Business needs must take priority in the allocation of our time at work. Use of company time and property is for business purposes only unless otherwise authorized by the appropriate leadership.

Compliance with Laws

We comply with all applicable laws and regulations of the countries where we conduct business.  Team members should understand and comply with the laws and regulations that relate to their work. It is the responsibility of leaders to ensure that members of their team are aware of their responsibilities in this regard and to seek advice from Legal Services, Human Resources, Regulatory Affairs or Taxation if they are unsure, especially for transactions that cross international borders or involve foreign laws and regulations.

Team members should be aware that many countries have laws that regulate the import and export of goods, services, software and technology for a variety of reasons, including national security and foreign policy.

Competing Fairly

We consciously apply high standards of courtesy, professionalism, fairness and honesty when dealing with customers, suppliers and competitors. We will report unethical practice by any other party to our leader or the TELUS EthicsLine. We do not support any form of dishonesty, including facilitation payments or other types of bribery, kickbacks and extortion, either directly or indirectly, through an agent or third party. Local customs do not provide an exception to this requirement.  Team members should be aware there are national and international laws regarding bribery and corruption that apply to TELUS and that have significant potential civil and criminal penalties for violations. Team members should refer to the Anti-Bribery and Corruption policy for further details.

Facilitation payments are typically small, unofficial payments made to secure or expedite the performance of a routine government action by a government employee or official. For example, a team member might be asked for a facilitation payment in order to obtain routine permits to do business, to process visas and work orders, to obtain mail or telephone services, or to expedite shipments through customs. Facilitation payments are bribes and are strictly prohibited, even where they may not be illegal in a particular jurisdiction. Further guidance on bribes may be found under Gifts and Benefits below.

We are fair in what we say about others’ products and services and do not improperly seek corporate trade secrets or confidential information belonging to others. If we receive unsolicited information that appears to be another party’s corporate trade secrets or confidential information without the owner’s consent, we will immediately inform our leader and not copy, distribute, or use it until we have obtained guidance from our leadership and/or Legal Services. Team members or contractors who have worked for a competitor, supplier or customer will not be requested to provide confidential information about that party. This does not preclude gathering information with the owner’s consent or from the public domain. Team members should refer to the TELUS Code of Conduct for Business Sales Activities for further details.

We are committed to lawful competition based upon the merits of our products and services and do not support any agreements or actions that restrict or impede fair competition in contravention of applicable law.  Competition (anti-trust) law is complex, and global in reach, and its application depends on the facts of a particular case. Team members with sales, marketing and pricing responsibilities, as well as senior leadership, function in areas that tend to involve risks for violating competition laws, particularly matters that include:

•                  establishing terms and conditions as well as pricing and promotional strategies for TELUS products and services

•                  developing advertising materials for TELUS products and services

•                  negotiating, communicating or interacting with competitors

•                  handling or using data about competitors

•                  participating in trade associations that include competitors as participants, or

•                  selecting or negotiating with vendors

Team members performing these functions should consult with Legal Services to ensure they are appropriately educated and trained with respect to competition law, and that they receive appropriate advice and specific guidelines to address relevant competition law issues that are applicable to their situation.  Team members are also required to report to Legal Services any contravention or suspected breach of competition law requirements. In addition, it is often essential to involve legal counsel early in the process of developing new commercial initiatives given the many uncertainties that can arise in the application of this area of law.

Dealing with Governments

TELUS values its relationships with governments at all levels. Team members dealing with governments and their employees must be aware of legal, regulatory and policy requirements in such areas as lobbying, gifts and benefits, conflict of interest, bribery and corruption, hiring ex-government employees and procurement processes. Team members should also refer to the TELUS Code of Conduct for Business Sales Activities and the Anti-Bribery and Corruption policy for further details.

TELUS actively and openly communicates with all levels of governments and legislators, expressing views that affect our business and our industry. Team members or consultants acting on behalf of TELUS do not engage in lobbying activity unless they are registered as lobbyists and authorized to do so by Government Relations.  Team members having contact with elected officials, their staff, civil servants or crown corporations’ employees should consult with Government Relations to ensure compliance with the appropriate lobbying regulations.

Team members should be aware of laws and regulations restricting or prohibiting government officials from accepting gifts or entertainment or from placing those officials in an actual or perceived conflict of interest with regard to their employer.

Team members should be aware of restrictions placed by governments on their former employees from accepting employment or work, or advising or accepting appointment to a board of directors of entities with which they had significant official dealings for a specified period of time after leaving government employment.

Proprietary Rights and Assets of Others

We respect the proprietary rights and assets of others.  These include both tangible properties and intangible assets such as those protected by intellectual property rights.  Intellectual property rights include trademarks, copyrights, patents, industrial designs, confidential information, know-how and trade secrets. Examples of assets containing intellectual property rights that we may come across in our work include, but are not limited to, written materials, logos, creative suggestions, pictures, audio and video products and computer software.  We respect licenses and conditions of use that apply to the intellectual property of others. Copyright materials are not copied in whole or in part, or used in violation of any law or agreement with vendors, licensors or any other party. Software license conditions may be included in instruction manuals, in separate documents, or on the disk itself, and breaking the seal on a disk package may constitute acceptance of the stated agreement.

Human Rights

We are committed to treating all current and potential team members, customers, shareholders, suppliers and others who deal with us fairly and to maintaining a work environment that supports the contribution, worth and human rights of all team members. We believe the diversity of our team is a significant competitive advantage and we believe diversity thrives when we honour the traditions, beliefs, lifestyles, abilities and perspectives of all members of our team.

Every team member has the right to a workplace that is free of unacceptable behaviours such as discrimination and harassment and has the obligation to treat others in the same manner.  Unacceptable behaviours include discrimination and harassment based on race, national or ethnic origin, colour, religion, age, sex, sexual orientation, marital status, family status, disability and conviction for which a pardon has been granted. Though the spirit of the law is the same, some of the grounds for discrimination and harassment may differ slightly for TELUS companies that are subject to human rights legislation that applies in Canada or another country. Details are provided in the Respectful Workplace policy to which team members are referred for more information.

Our commitment to inclusiveness includes the provision of reasonable workplace accommodation to permit qualified persons who face some barrier (e.g. persons with disabilities) to do their jobs.  Examples of accommodation may include physical or technical changes to work stations and changes to work duties.  Details are provided in the Workplace Accommodation policy to which Canadian team members are referred for more information.

Health and Safety

We are committed to having healthy and safe operations in all our locations to protect the life and health of our team members, to protect our assets, to ensure business continuity and to engender public trust. When working on customer premises and public thoroughfares, we safeguard the rights and safety of the customer, the public and ourselves as outlined in the Health and Safety policy.

We monitor progress towards our objective of preventing injuries, illnesses and incidents and continually assess and improve, where appropriate, our health and safety technologies and programs.  We provide training to team members to help them understand and incorporate safe behaviour in their daily business activities.  We have operating standards, practices, systems and resources to implement this policy.

We are expected to report and to remain fit for work, such that our ability to work safely is not impaired for any reason.  We must be free of the negative effects of alcohol, drugs, medications or any other substance which could cause impairment. Our actions in these instances not only reflect on us as individuals, but on TELUS as a whole.  Team members are referred to the Alcohol and Drug Corporate policy for further details.

We are committed to providing a safe and violence-free workplace for all team members.  Workplace violence may include conduct such as bullying, teasing, abusive and other aggressive behaviours. Workplace violence is not only an employee health and safety issue, but also may be a criminal law issue.  Consequently, workplace violence will not be tolerated and every incident will be investigated.  Team members are referred to the Violence Prevention in the Workplace: Investigation and Reporting policy for further details.

Involvement in a legal matter

If you are involved in a legal matter, whether of a civil, criminal or regulatory nature, that has the potential to affect your ability to perform your job or harm the reputation or interests of TELUS, you must immediately inform your leader.

Environment

TELUS is committed to being an environmental leader by meeting or surpassing applicable legal and regulatory requirements regarding the protection of the environment.  We embrace this responsibility to all of our stakeholders by integrating environmental considerations into our business operations.  We support sustainable development and offer innovative telecommunications solutions that include environmental benefits, and we look to minimize waste generation and energy consumption in all of our activities.  Striving for continuous improvement guides our approach.

Detailed information on our commitment to the environment can be found in our Environmental policy and the company’s internal website, under Environment, where team members will find guidance on our environmental management system and all environmental procedures, including the immediate reporting of all spills and hazardous chemical releases.

Political Activities

As private citizens, we are free to make personal contributions to causes, candidates or political parties of our choice. Unless expressly approved by TELUS, we will not associate TELUS with our personal political activities. TELUS will not reimburse personal political donations in any form.  As a responsible corporate citizen, TELUS will occasionally make contributions to a political party, campaign or candidate in Canada, as a means of supporting the democratic process, but only where legally permitted and not to secure favours or preferential treatment. All political contributions, whether direct, sponsorship or in-kind, must be made through TELUS Government Relations. No political contributions are permitted in countries other than Canada.

Improper Influence on the Conduct of Audits

Team members, or any person acting under the direction of a team member, are prohibited from directly or indirectly taking any action to improperly influence, coerce, manipulate or mislead the Company’s external or internal auditors or their representatives.

Case Studies

Problem

We recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor’s expansion strategy and has information that would be very valuable to us. Can we ask him to disclose confidential aspects of this information?

Action

Absolutely not. The new team member has an obligation to protect his former company’s confidential or proprietary information, just as you would be obliged to protect the confidential or proprietary information of TELUS if you were to leave the company. You must respect the team member’s personal integrity as well as his obligation to his former employer.

Problem

I become aware that a team member is disclosing third party (competitor’s, supplier’s, customer’s, etc.) confidential information to other TELUS team members. What should I do?

Action

You must report this to your leader or to the EthicsLine immediately. TELUS’ reputation could be significantly harmed by such disclosure, and this could also expose TELUS to potential legal action. Taking immediate steps to contain the confidential information is critical.

Problem

My leader frequently makes racist comments about one of my co-workers. This personally offends me, but, because my leader is involved, I don’t feel I can speak up. What should I do?

Action

Racist comments are unacceptable. You have a right to express your disapproval of such comments – without fear of reprisal. If you are uncomfortable approaching your leader, you should speak to the Respectful Workplace office in Human Resources or your leader’s leader.

Problem

We use a contractor to dispose of hazardous materials such as lead.  I know the contractor’s crew chief and I get the feeling that they may not be disposing of the materials correctly, at least not according to the law.  Should I care about this?  After all, it is not my company and they are probably saving us money.

Action

Yes, you should care because what the contractor is doing may expose TELUS to liability.  In addition, improper waste disposal is inconsistent with our commitment to reduce the environmental impact of our activities. Team members should never look the other way if they have any reason to think someone we work with is doing something wrong and are encouraged to talk with their leader, the TELUS Environment department or call the EthicsLine.

Company Assets

Company assets are both physical (people, equipment, real estate, supplies, tools, funds) and non-physical (communication networks, software, non-public information, electronic records, intellectual property, brand, goodwill, reputation).  We take appropriate care to protect team members and assets against undue risks, exposures and liabilities.

Company Information

As members of team TELUS, we have access to information about our company that belongs to TELUS and is used by the company for its business. Unless specifically published for external use, and public dissemination has occurred, all company records, information, reports, data, plans, processes and methods are considered company information and are prohibited from disclosure without proper authorization. Access should be limited to those team members with a legitimate business reason to know the information.  Team members are referred to the Corporate Security policies for further details on the classification and safeguarding of TELUS’ information assets.

Team members, including members who no longer work for TELUS, must not use or disclose corporate trade secrets, competitive information or other confidential, proprietary information to benefit themselves or others. In situations where we would be willing to share information, Legal Services can draw up a confidentiality agreement or license agreement to protect TELUS.

No team member should knowingly install or use a software program or code that could damage TELUS’ information assets. All team members are responsible for taking reasonable measures to ensure that software and data is clear of malicious code and safe for use in TELUS’ electronic data processing environment. It is also important that we not share our computer access passwords.

Public Disclosure

TELUS is subject to strict securities rules regarding disclosure of financial and other material information to the public. Selective disclosure of confidential information by any team member can create liabilities for TELUS and for that team member. All discussions about TELUS in a public environment should comply with the TELUS policy on Corporate Disclosure and Confidentiality of Information, to which team members are referred for further details.

Examples of situations that may lead to inappropriate public disclosure include:

•                  Participating in an investment-related discussion forum, social networking site, chat room, blog or bulletin board on the Internet.  The team member must not discuss any confidential information about TELUS.

•                  Contact with a member of the investment community or the media.  All inquiries from these groups must be referred to those team members authorized to communicate on behalf of TELUS.  For further information, contact Investor Relations or Corporate Communications.

•                  Presentations to business, educational, community groups or large internal TELUS audiences.  Team members invited to make such presentations should receive approval from the Vice President Investor Relations prior to accepting the invitation.  In addition, all such public speeches and presentations must be provided in advance to Investor Relations for review where requested by them.

Business Records

Accurate, reliable records are essential for effective company management to enable us to meet our business, legal and financial obligations. We strive to ensure all reports (whether for external or internal use), records and other data are factual, fair, complete, timely and understandable. Confidential information should be properly identified and respected as such. To protect the accuracy of our records, only legal and approved software is to be used on TELUS equipment.

Every business needs an orderly process for retaining and disposing of records and documents in order to comply with legal and regulatory requirements.  Team members are referred to the Records Retention Policy for guidance on minimum and maximum retention periods, storage of records, suspension of records destruction due to a potential or on-going litigation matter or investigation and where to obtain further information.

Financial Transactions

All team members are expected to understand their role and responsibility for the company’s financial transactions and records and follow approved procedures to protect, report, control and accurately reflect these transactions.  Team members are referred to the Signing Authority policy for further details.

It is a violation to create false or misleading company records or documents (including, for example, contracts, orders, time sheets, claims, adjustments and expense statements) and to misuse company-issued credit cards.

Team members whose duties involve authentication and approval are responsible for the close scrutiny and timely verification of all documents upon which monies are paid or received in compliance with TELUS policies.

Property

We display pride of ownership on behalf of the TELUS team as we protect company facilities, equipment, tools, supplies, vehicles, funds, communication networks and information systems against loss, theft, damage, vandalism, neglect, unauthorized use and unauthorized disposal.

Team members are expected to take reasonable measures to safeguard access controls such as passwords, identification cards, keys, cards and hand-held user authentication devices. We are careful not to compromise access security to sites by leaving access doors open and unattended. We do not tamper with the network to bypass billing and we do not make unauthorized charges or credits to customer accounts. Team members are the first line of defense in protecting TELUS assets.

Team members must not make adjustments to their own accounts or services, or to those of family members, friends, co-workers or acquaintances.  Customer-facing business units may exercise their discretion to establish procedures for the adjustment of team member accounts.  Team members in Customer Solutions Delivery may only do so if specifically authorized by trouble ticket or customer order.

Intellectual Property

Our intellectual property is a valuable TELUS asset. Intellectual property rights enable TELUS to be known and recognized in the market place and help distinguish our products and services from those of our competitors. Intellectual property rights also protect the valuable intangible assets generated or acquired by the TELUS team. At TELUS, we work together to protect our intellectual property just as we respect the proprietary rights of others as noted above.

Intellectual property rights include trademarks such as our TELUS name and logo, copyrights, patents, industrial designs, confidential information, know-how and trade secrets. Examples of materials involving intellectual property rights that we may come across in our work include, but are not limited to, branding, logos, creative suggestions and ideas, pictures, audio and video products, written materials and computer software.  When our team creates intellectual property – individually or as part of a team – this property is owned by TELUS and we work to document the ownership of such intellectual property.

Team members should contact Legal Services for further information about intellectual property matters or the Brand office for information on use of our brand.  TELUS Health and Payment Solutions team members are referred to their Intellectual Property Protection policy.

Personal Use of Communication Devices

In our future friendly world, communication devices (whether the company’s or our own) are used for both business and personal purposes.  Electronic communication may occur via a wide range of devices including, but not limited to computers, telephones, smartphones, webcams and fax machines.  This can take the form of emails, texting, Internet searches, photographs, videos, audio files, blogs, social networking, peer-to-peer file transfers and physical exchange of media (e.g., CD’s, USB storage devices and devices such as iPods).  As we communicate in any of these ways, we may identify ourselves as TELUS team members either by naming the company or by virtue of email or IP addresses.

While we permit team members to use TELUS-provided communications devices for personal purposes, such use should be limited, should not interfere with our duties or negatively impact TELUS in any way.  We expect any such personal use to take place before or after the normal working day, or during reasonable permitted breaks from business work, subject to local leadership approval and the needs of the business.

Team members must comply with all TELUS policies when using TELUS-provided communication devices for personal use.  We are responsible for all of our actions while using such devices.  TELUS uses automated tools to log team member use of its networks (e.g. voice, email, messaging, intranet and Internet) and related equipment and devices and to monitor traffic (including content) on its networks in order to detect security threats and other problems.  Team members are referred to the Corporate Security policies for further details on the acceptable use of company-provided equipment and devices and to the Social Media Guidelines for more information on blogs, wikis and social networking. Improper use of the company’s networks, equipment and devices may result in disciplinary action.

In our personal electronic communications using either TELUS-provided devices or personal devices where we are identified as a TELUS team member, we should:

•                  Remember that these communications provide a permanent record and we may be operating in a public space.

•                  Use common sense when offering our personal opinions to avoid subjecting either TELUS or ourselves to legal action.  To help avoid confusion, add the following notice: “the views expressed on this website/weblog/email are mine alone and do not necessarily reflect the views of my employer”.

•                  Not disclose information that is confidential to TELUS or provided in confidence to TELUS.

•                  Show respect towards other persons and organizations and avoid defamatory, discriminatory, harassing or sexual messages.

•                  Avoid offensive content of any kind, including pornography and materials promoting violence, discrimination or hatred.

•                  Not display the TELUS logo or brand images in personal communications without written permission from a senior leader or the Brand office.

•                  Not disclose personal information about ourselves that we do not want the public to be aware of, nor disclose personal information about others.

Case Studies

Problem

How do I tell if a document (paper or electronic) is proprietary if it is not marked as such?

Action

You should begin by asking the person who issued the document. If you cannot find the source of the information, consider the nature of the information itself. For example, does the information deal with sensitive company strategy, financial information, sales and marketing initiatives, or important human resources issues? If you are still uncertain, speak to your leader.

Problem

I am part of a team working on a piece of the quarterly financial results. In the course of my work, I regularly see the draft package of all the results before they are approved for release. One evening, my neighbor asks me, “How is TELUS doing these days?” In this casual conversation, is it acceptable if I answer, “Well, I can tell you one thing: the results are really good this quarter.”

Action

No, it is not.  This information is not yet public and therefore it should be regarded as confidential proprietary company information. In addition, if this information is material (i.e. would reasonably be expected to have a significant effect on the value or price of TELUS shares), you would be engaging in “tipping” in violation of securities law.

Problem

I would like to search for a new car on the Internet and compare notes with friends on a social networking site.  Is this allowed from my workstation?

Action

Reasonable personal use of your TELUS-provided communication device to access the Internet is allowed provided it complies with our policies, is carried out on personal time, does not interfere with your work or negatively impact TELUS in any way.  Remember that business needs must take priority in the allocation of our time at work.

Problem

While surfing the web, I came across a forum where people discuss TELUS products and services.  I saw questions, praise and some criticism of TELUS.  What should I do?

Action

Unless you are a specifically authorized TELUS spokesperson in this forum, we encourage you not to participate in discussions about TELUS on the Internet. You may open yourself and TELUS to unacceptable risk since you may inadvertently disclose confidential information about TELUS as you defend the company or be viewed as speaking on behalf of TELUS when you have not been authorized to do so.  If you do participate in such discussions in a personal capacity, you may not discuss confidential information about TELUS.

Conflict of Interest

As team members, our first business loyalty must be to TELUS. We must avoid situations or relationships that conflict with the interests of the company.  A conflict arises whenever we allow, or appear to allow, personal interests or relationships to impair our judgment and ability to make decisions with integrity and honesty. By thinking of ourselves first, we may act in a way that is damaging, or potentially damaging, to TELUS. We may also harm our personal reputation.  In such circumstances, team members must take action to eliminate the conflict of interest or the perception of a conflict of interest.

We must disclose actual or potential conflicts of interest to our leader. Each situation must be considered individually and the potential for conflict of interest determined based on the parties involved, level of access to business information, decision-making authority, job duties/responsibilities, position within the organization and potential impact on others. If we are in a conflict or are unsure, we should complete a “Conflict of Interest Questionnaire” available on the company intranet and submit it to the Ethics office.

The following is intended as a guide in those areas in which conflicts of interest most often arise. It is not intended to be definitive or all-inclusive, as guidelines cannot cover every situation that could give rise to a conflict of interest.

Relationships

Conflict of interest may occur when a team member or family member gains a personal benefit from a business relationship with TELUS, or from an outside business with which TELUS has a relationship such as a customer, competitor, supplier, contractor, consultant, agent, vendor, channel partner or dealer. This personal benefit may take the form of an ownership interest in, or a role as a director, officer or employee of, an entity that is engaged in a business relationship with TELUS.

This guideline does not prohibit team members from holding publicly traded shares of an entity with which TELUS has a business relationship or a competitor provided that the team member does not have a significant investment in the entity and does not acquire the shares based on material undisclosed confidential information obtained as a result of employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Team members may not participate in a decision to hire, transfer or promote a family member, or be in a position of direct or indirect influence over a family member as an employee or contractor.  Team members may not supervise a family member nor have direct or indirect authority over employment or contract-related decisions that impact a family member such as pay, performance ratings, work assignments, discipline, training or termination. Team members recommending the hire of an employee or retainer of a contractor must disclose any current or past relationships, both professional and personal. Team members who have authority over decisions that impact former team members should be cognizant that real or perceived conflicts of interest may continue to arise when they make decisions that affect a family member who is also a former TELUS team member.

Family member is defined as a spouse (including common-law spouse and same-sex partner), child, stepchild, parent, sibling, niece, nephew, aunt, uncle, cousin, grandparent, grandchild, in-law (including mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law and brother-in-law). It also includes any person (other than domestic employees) residing in the same household as the TELUS team member.

TELUS Board members must disclose any family or personal relationship with TELUS team members or with TELUS job applicants to the Chair of the Corporate Governance Committee of the Board in order that the Committee may determine whether the relationship impacts the Director’s independent status.

Situations may arise where broader familial relationships, friendships and other close personal associations cause real or perceived conflicts of interest or the possibility of real or perceived improper influence.  Team members should be sensitive to these concerns and demonstrate good business judgment in the best interest of TELUS and in keeping with the spirit and intent of this policy.  Any uncertainty should be discussed with the appropriate HR business partner or with the Ethics office.

Team members must not be involved in any negotiations or transactions with customers, suppliers, contractors, consultants, agents, vendors, or outside parties where the team member has a personal, commercial or financial interest in the outcome of the negotiations.

Supplier-funded incentive programs, often offered to our sales team by suppliers seeking to sell their products and services, must be approved in advance by an authorized program administrator who does not work with the eligible team members.

Board members, executives and senior Finance leaders have a duty to disclose whether they have a relationship with the company’s External Auditor.

Outside employment and activities

We are free to engage in outside business activities on our own time.  However, we must ensure that these activities do not conflict, or have the potential to conflict, with TELUS’ best interests or with our ability to perform our job for TELUS.  As a general guideline, we may not work for, or be engaged in business activities for, enterprises that are competitors or suppliers of TELUS. A conflict may also arise if, for example, we use skills or tools paid for or developed by TELUS when engaged in such outside business activities.

It is a conflict of interest to have an outside interest that demands so much time and energy that it interferes with the team member’s ability to do TELUS work. This could include any charitable activities that require time and effort during normal working hours, except for situations where the individual is acting in a representative capacity at the request of TELUS with the explicit and written permission of his or her leader.

Future Business

Over time, TELUS may expand into new businesses or change its product lines or services. Team members are responsible for re-examining their individual situations on a regular basis to avoid becoming involved in a conflict of interest situation where no such conflict previously existed.

Information

Team members may not disclose or use for any personal reason, including personal gain, any confidential information (including competitive intelligence) obtained through employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Insider Trading

As detailed in the TELUS Insider Trading policy and summarized here, team members may not trade in shares or other securities of TELUS or any other company while in possession of undisclosed material information relative to the company whose securities are being traded.  Nor may team members inform or tip any other person, including their immediate family, of any undisclosed material information, other than in the “necessary course of business”. The “necessary course of business” exception is a limited one and exists so as not to unduly interfere with a company’s ordinary business activities.  Please see the TELUS Insider Trading policy for more information.

Material information in respect of a company is information that could reasonably be expected to have a significant effect on the market price or value of any securities of that company.

Gifts and Benefits

TELUS team members shall not authorize, offer or accept, directly or indirectly, gifts, gratuities, rewards, favours or benefits to or from any organization or person having business dealings with TELUS other than as described below.  These guidelines apply at all times and do not change during traditional gift-giving seasons.

It is not a conflict of interest to authorize, offer or accept hospitality or entertainment or to offer a discount or gift certificate for TELUS services, provided it is reasonable, and is within the limits of responsible and generally accepted business practices.  However, team members should not authorize, offer or accept gifts or benefits that are intended to influence, or appear to influence, a particular business decision. Gifts of cash or cash equivalent (such as a gift card) should not be authorized, offered or accepted, regardless of the amount.

Acceptable gifts and benefits for TELUS employees to authorize, offer or accept in the normal course of business are typically less than $250 Canadian or the close equivalent in other currencies and include;

•                  Transportation to or from the customer’s or supplier’s place of business

•                  Hospitality suites

•                  Attendance at local sporting or cultural events

•                  Business lunches or dinners

•                  Small seasonal holiday gifts or prizes to be used in office draws and raffles

However, it is important to remember that while something less than $250 is typically considered an acceptable value for a gift or benefit, in certain circumstances it may be considered a bribe (and therefore not permitted) since a bribe does not have a specific minimum value.  A bribe is any payment or other benefit that is intended to influence the judgment or conduct of a person in a position of power, authority or trust to try to obtain a business advantage. It also includes a payment or other benefit that is intended to reward a person for a business advantage that has already been given.  As mentioned above in the context of facilitation payments, bribe amounts can often be relatively small. The determining element is the exchange of personal benefit for business advantage. Reasonable hospitality conferred with a view to engendering goodwill and without an expectation of a specific business advantage in return is not a bribe.

Third-party paid seminars, conferences or vendor-hosted events may be appropriate if there is a clear benefit to TELUS for attending and the attendance is approved in advance by the team member’s leader. To avoid a real or perceived conflict of interest, team members should consider having TELUS fund incremental expenses (e.g. airfare and hotel).

Team members with supplier selection, negotiation, purchasing or contract management roles within TELUS are subject to more stringent professional purchasing requirements regarding gifts and benefits and maintaining appropriate relationships with suppliers and should therefore not accept any gifts or benefits from suppliers or potential suppliers without the explicit and written permission of their leader and with a copy to the Ethics office at ethics@telus.com.

Case Studies

Problem

I work in a senior marketing position at TELUS and operate my own business after hours. Though I use my marketing skills, the business in no way competes with TELUS business. I started small, working out of my basement, but my business is gradually generating more and more revenue. I am considering hiring a part-time manager, as I am not ready to leave my full-time employment. Once my own business can pay me as much as my salary does, I will devote my full attention to it. I have the best of both worlds - a salary and a blossoming business for future security.  Is this a conflict of interest?

Action

No. If, however, TELUS decides in the future to enter the same line of business that your company is in, you will be in a conflict of interest position, even though you were in that business first.  You must then decide which of your two interests, your own company or your employer’s, will receive your full attention. Since TELUS is not currently in the same line of business as your company, you are operating ethically, as long as it remains an after-hours pursuit and does not interfere with your ability to perform your job for TELUS.

Problem

I recently married the owner of a local franchise selling a competitor’s cellular phone service. We have agreed not to talk about our days at work. Recently, my leader advised me that I could be in a conflict of interest position.  What should I do?

Action

You are in a situation that may leave the impression of a conflict of interest. Even though you and your new spouse have decided not to talk about your business lives, people outside the marriage—including your employer—may perceive you are in a conflict of interest position. You should discuss your situation with your leader and identify the extent to which your access to TELUS’ information could benefit your spouse’s company and develop alternatives to avoid any appearance of a conflict of interest.

Problem

I install telecommunications inside wiring for small and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?

Action

No. You cannot engage in any outside activity that might take business away from TELUS or any of its subsidiaries.

Problem

Part of my job involves the selection of technology.  One day, a technology supplier phoned me and offered me and my family free use of his luxury vacation condominium. He says he is not using it and it would be a shame to have it sit empty.

Action

The supplier has made a generous offer.  Too generous. Your use of the condominium appears to be offered in exchange for future special treatment from you in your position with TELUS. You should decline the offer.

Problem

While at lunch, I overheard a conversation between two other TELUS team members regarding company plans to make a minority investment in a business that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

Action

No. Although you found out about TELUS’ planned investment by accident, you are prohibited from buying shares by virtue of the fact that you are a member of the TELUS team. Your spouse is also prohibited, because she obtained information about the proposed investment from you, a TELUS team member. However, you and your spouse will be able to buy shares when TELUS’ investment in the software company becomes publicly disclosed.

Problem

As a network engineer with TELUS, I have significant influence over the selection of the company’s suppliers.  I have known the owner of one of TELUS’ suppliers since we were kids and have always maintained a close personal relationship.  I have no personal, commercial or financial interest in the supplier.  Is there still an appearance of conflict?

Action

Yes.  Although you may not have a personal, commercial or financial interest in the outcome of the business relationship with this person, there may still be an appearance of bias or preferential treatment towards their company.  You must eliminate the perception of conflict of interest by removing yourself from involvement with the selection of the company’s preferred suppliers or by having a second person (a superior or a peer) co-approve the supplier selection decision.

Problem

I am a customer service manager with TELUS and my nephew is seeking employment as an engineer with TELUS. Am I able to recommend him for employment?

Action

To avoid a conflict of interest, you should have no involvement in the selection decision.  However, you may provide a written personal reference to the appropriate HR recruiter.

Problem

I am travelling abroad later this month and need to get a work visa quickly. The person processing my request at the embassy has said that they can speed up the process if I pay a small fee in cash. Is this okay?

Action

Yes, if it is an official fee that the embassy charges for published “fast-track” services. However, if it is a payment to the person processing the request, then it is a bribe and prohibited. You must first ask for a receipt or other official documentation as proof that the fee is legitimate. If the person will not provide any official documentation for the payment and you are uncertain whether it is legitimate, you should first consult with your leader or the Compliance and Privacy office.

Dealing with Suppliers

We value our relationship with suppliers (including contractors and consultants) and those acting on behalf of TELUS because they contribute to our overall success.  We strive to ensure our business dealings with them are ethical and that they understand our expectations of them as outlined in our Supplier Code of Conduct.

Selecting Suppliers

•                  We strive to award business to suppliers who are in compliance with applicable laws and regulations in their business operations, including in their relationships with their employees, their communities and TELUS.

•                  We strive to select our suppliers based upon objective and fair criteria including, but not necessarily limited to, business need, price, service, quality, reputation for ethical conduct and health, safety and environmental business considerations.

Adherence to applicable TELUS policies

•                  We expect the suppliers with whom we do business to demonstrate values and standards similar to those in the applicable TELUS policies.

•                  We strive to ensure that our suppliers are made aware of TELUS policies that are applicable to the work for which they are being engaged.